UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38482

HUYA Inc.

Building A3, E-Park, 280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

HUYA Inc. Adopted a 2024 Share Incentive Plan

HUYA Inc. (“Huya” or the “Company”) adopted a 2024 Share Incentive Plan (the “2024 Plan”), as approved and authorized by the board of directors of the Company, effective on December 22, 2024. The Company may grant both options and restricted shares units pursuant to the 2024 Plan. Under the 2024 Plan, the maximum aggregate number of shares of the Company available for grant of awards is 15,846,000 Class A ordinary shares. The 2024 Plan will expire on the tenth anniversary of the effective date.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	HUYA Inc. 2024 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Raymond Peng Lei
	Name:	Raymond Peng Lei
	Title:	Acting Co-Chief Executive Officer and Chief Financial Officer

Date: December 23, 2024